AH 6/21/2002

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02022761

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 039779

SEC MAIL RECEIVED PROCESSING
JUN 0 6 2002
WASH, D.C. 154 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/2001 (MM/DD/YY) AND ENDING 02/28/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HUGH MARTIN SECURITIES

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4080 Heather Lane
(No. and Street)

Sebastopol, California 95472
(City) (State) (Zip Code)

PROCESSED
JUL 0 2 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hulbert Martin (707) 874-9799
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hendriks, G. Paul
(Name — *if individual, state last, first, middle name*)

1050 Northgate Drive, Suite 52, San Rafael, CA 94903
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hulbert Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hugh Martin Securities, as of February 28, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

Signature

president

Title

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 24 DAY OF May 2002

NOTARY PUBLIC
Notary Public

OFFICIAL SEAL - 1224157
KIMBERLY A. MUEHL
NOTARY PUBLIC - CALIF.
COUNTY OF SONOMA
My Comm. Exp. June 12, 2003
NCR-1

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- _ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Reconciliation of the Audited Net Capital Computation and the Broker-Dealers Corresponding Unaudited Part IIA Net Capital Computation.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUGH MARTIN SECURITIES

FINANCIAL STATEMENTS

For the year ended February 28, 2002

HUGH MARTIN SECURITIES

For the Year Ended February 28, 2002

TABLE OF CONTENTS

GPH G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of Hugh Martin Securities:

I have audited the statement of financial condition of Hugh Martin Securities as of February 28, 2002, and the related statements of operations and changes in stockholder's equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hugh Martin Securities as of February 28, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit has been performed for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

G. Paul Hendriks

May 14, 2002

1050 Northgate Drive ▪ Suite 52 ▪ San Rafael, CA 94903 ▪ 415/492-8933 ▪ FAX 415/492-8330

HUGH MARTIN SECURITIES

STATEMENT OF FINANCIAL CONDITION

February 28, 2002

ASSETS

Cash	$15,742
Total	$15,742

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued liabilities	$ 2,100
Total liabilities	2,100
Stockholder's equity:	
Common stock - no par value; authorized 100,000 shares, issued and outstanding, 14,000 shares	14,000
Paid-in capital	15,000
Retained earnings (deficit)	(15,358)
Total stockholder's equity	13,642
Total	$15,742

The accompanying notes are an integral part of these financial statements

HUGH MARTIN SECURITIES

STATEMENT OF OPERATIONS

For the year ended February 28, 2002

Revenue:	
Commission	$ 9,092
Interest	256
Total Revenue	9,348
Expenses:	
Accounting and auditing	5,105
Regulatory fees	1,557
Fidelity bond	300
Total expenses	6,962
Income (loss) before taxes on income	2,386
Provision for taxes on income	800
Net income (loss)	$ 1,586

The accompanying notes are an integral part of these financial statements

HUGH MARTIN SECURITIES

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended February 28, 2002

	Common Stock	Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BEGINNING BALANCE, February 28, 2001	$14,000	$15,000	$(16,944)	$ 12,056
Net income (loss)			1,586	1,586
ENDING BALANCE, February 28, 2002	$14,000	$15,000	$(15,358)	$ 13,642

The accompanying notes are an integral part of these financial statements

HUGH MARTIN SECURITIES

STATEMENT OF CASH FLOWS

For the year ended February 28, 2002

Cash flows from operating activities:	
Net income (loss)	$ 1,586
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in accrued liabilities	600
Net cash provided (used) by operating activities	986
Net increase (decrease) in cash	986
Cash and cash equivalents at beginning of period	14,756
Cash at end of period	$ 15,742
California franchise taxes paid	$ 800

The accompanying notes are an integral part of these financial statements

HUGH MARTIN SECURITIES

NOTES TO FINANCIAL STATEMENTS

February 28, 2002

Note 1) Organization

The Company was incorporated on February 21, 1989 in the state of California. In April 1989 the Company became registered with the Securities and Exchange Commission as a broker-dealer in securities pursuant to Section 15(B) of the Securities and Exchange Act of 1934. On May 9, 1989 the Company became a member of the National Association of Securities Dealers, Inc.

Note 2) Income Taxes

Income taxes computed on taxable income are $800 for California State purposes. The minimum state franchise tax for the year ended February 28, 2002 is $800, all of which had been paid by February 28, 2002. Taxable income for the year ended February 28, 2002 has been offset by prior years' net operating loss carryforwards. As of February 28, 2002, the Company has a Federal net operating loss carryforward approximating $16,000, which is available to reduce taxable income in future years. This net operating loss will begin to expire in the year 2009.

Note 3) Related Party Transactions

The president and sole stockholder of the Company is also president and sole stockholder of Hugh Martin & Company. Hugh Martin & Company provides office facilities, equipment, communication services, and administrative services to the Company, which pays an amount not to exceed $5,000 per month for these services. If sufficient net capital cannot be maintained by the Company, the agreement with Hugh Martin & Company is that the Company's monthly fee is permanently waived. There was no fee management services paid during the year ended February 28, 2002.

HUGH MARTIN SECURITIES

NOTES TO FINANCIAL STATEMENTS

February 28, 2002

Note 4) Net Capital Requirements

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 of the Securities and Exchange Commission. At February 28, 2022, the Company's net capital was $13,642, which amount is $8,642 in excess of the required net capital of $5,000 required by SEC Rule 15c3-1. The Company's ratio of aggregate indebtedness to net capital also may not exceed 15 to 1. At February 28, 2002, the Company's net capital ratio was 0.15 to 1.

Note 5) Exemption from SEC Rule 15c3-3

Management believes that the Company has complied with provisions for exemption from SEC Rule 15c3-3 throughout the period from incorporation through February 28, 2002.

FOCUS REPORT - PART II

as of February 28, 2002

Firm Name: HUGH MARTIN SECURITIES
Firm ID: 22562

1	Total ownership equity		$ 13,642
2	Deduct o/e not allowable for net capital		
3	Total o/e qualified for net capital		13,642
Add:			
A	Allowable subordinated liabilities		
B	Other deductions or credits		
	Description	Amount	
5	Total cap & allowable subloans		13,642
6	Deductions and/or charges		
A	Total non allowable assets		
B	Aged Fail to deliver		
1	Number of items		
H	Total deductions and/or charges		0
7	Other additions and/or allowable credits		
	Description	Amount	
8	Net capital before haircuts		13,642
9	Haircuts on securities:		
A	Contractual commitments		
B	Subordinated debt		
C	Trading and investment securities		
1	Exempted securities		
2	Debt securities		
3	Options		
4	Other securities		
D	Undue concentration		
E	Other		
	Description: Money Market fund		
10	Net Capital		$ 13,642

FOCUS REPORT - PART II

as of February 28, 2002

Firm Name: HUGH MARTIN SECURITIES
Firm ID: 22562

11	Minimum net capital requirement : (based on Aggregate Indebtedness)	140
12	Minimum Dollar Requirement	5,000
13	Net capital required (greater of line 11 or 12)	5,000
14	Excess net capital (line 10 less line 13)	8,642
15	Excess net capital @ 1000% (net cap - 10% of AI)	13,432
	Computation of Aggregate Indebtedness	
16	Total AI liability from balance sheet	2,100
17	Add:	
A	Drafts for immediate credit	
B	Market value of securities borrowed where no equivalent value is paid or credited	
C	Other unrecorded amounts	
	Description Amount	
19	Total Aggregate Indebtedness	2,100
20	Percentage of aggregate indebtedness to net capital	15
21	Percentage of aggregate indebtedness to net capital after anticipated withdrawals	0
	Other ratios	
29	Percentage of debt to debt-equity (15c3-1(d))	
30	Option deductions/Net Capital	

HUGH MARTIN SECURITIES
RECONCILIATION OF THE AUDITED NET CAPITAL COMPUTATION
AND THE BROKER-DEALER'S CORRESPONDING UNAUDITED PART IIA
NET CAPITAL COMPUTATION

February 28, 2002

(Additional Information)

Net capital per unaudited statements	$13,642
Audit adjustments	
None	0
Net capital per audited statements	$13,642

GPH G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Public Accountant

To the Shareholder of Hugh Martin Securities:

In planning and performing my audit of the financial statements of Hugh Martin Securities (the Company) for the year ended February 28, 2002, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and in determining compliance with exemptive provisions of Rule 15c3-3(k). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (iii) in obtaining and maintaining physical possession and control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are

1050 Northgate Drive ▪ Suite 52 ▪ San Rafael, CA 94903 ▪ 415/492-8933 ▪ FAX 415/492-8330

recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected in within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at February 28, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

San Rafael, California
May 14, 2002